Exhibit 3.1
CERTIFICATE OF AMENDMENT

OF
CERTIFICATE OF INCORPORATION
OF
EXPRESS, INC.
Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Express, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4 of ARTICLE SEVEN thereof in its entirety and inserting the following:

Section 4.    Election and Term of Office. The directors shall be elected in the manner provided for in the Bylaws of the Corporation. The directors shall be elected and shall hold office only in this manner, except as provided in Section 5 of this ARTICLE SEVEN. At each annual meeting of stockholders after the Initial Public Offering, directors elected to replace those of a Class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each director shall hold office until the annual meeting of stockholders for the year in which such director's term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing in this Certificate shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

2. The foregoing amendment was duly adopted by the Board of Directors of the Corporation and its stockholders in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware and ARTICLE TWELVE of the Certificate of Incorporation of the Corporation.

IN WITNESS WHEREOF, Express, Inc. has caused this Certificate to be executed on this 6th day of June, 2013.

EXPRESS, INC.
/s/ Lacey J. Bundy
By:	Lacey J. Bundy
Its:	Senior Vice President, General Counsel and Secretary